UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Campbell, Allan R.
   c/o Unitrode Corporation
   7 Continental Boulevard
   Merrimack, NH  03054
   USA
2. Issuer Name and Ticker or Trading Symbol
   Unitrode Corporation
   (UTR)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   October 31,1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, General Counsel and Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |10/15/|J (1| |119,750           |D  |(1)        |0                  |D     |                           |
                           |99    |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |10/15/|J (1| |1,000             |D  |(1)        |0                  |I     |By Spouse (3)              |
                           |99    |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$2.875  |10/15|J (2| |4,000      |D  |(4)  |4/15/|Common Stock|4,000  |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |01   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$3.2188 |10/15|J (2| |20,000     |D  |(4)  |4/27/|Common Stock|20,000 |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |02   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$5.1563 |10/15|J (2| |10,000     |D  |(4)  |4/26/|Common stock|10,000 |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$7.2188 |10/15|J (2| |9,000      |D  |(4)  |2/14/|Common Stock|9,000  |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |04   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$7.2188 |10/15|J (2| |23,250     |D  |(4)  |2/14/|Common Stock|23,250 |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |04   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$7.6875 |10/15|J (2| |1,232      |D  |(4)  |6/6/0|Common Stock|1,232  |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |4    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$7.6875 |10/15|J (2| |18,768     |D  |(4)  |6/6/0|Common Stock|18,768 |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |4    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$14.25  |10/15|J (2| |19,200     |D  |(4)  |6/3/0|Common Stock|19,200 |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |6    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$14.25  |10/15|J (2| |20,800     |D  |(4)  |6/3/0|Common Stock|20,800 |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |6    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$24.0625|10/15|J (2| |5,200      |D  |(4)  |6/2/0|Common Stock|5,200  |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |7    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee stock Option |$24.0625|10/15|J (2| |17,600     |D  |(4)  |6/2/0|Common Stock|17,600 |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |7    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$13.50  |10/15|J (2| |25,000     |D  |(4)  |8/3/0|Common Stock|25,000 |(2)    |0           |D  |            |
(right to buy)        |        |/99  |)   | |           |   |     |8    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Exchanged for 60,652.725 shares of common stock of Texas Instruments Incorporated ("TXN"), having a value of
$83.375 per share, pursuant to a merger of Unitrode Corporation ("UTR") and TXN (the"Merger").
(2) These options were assumed by TXN in the Merger and are now exercisable for .5023 shares (the "Exchange
Ratio") of TXN common stock for each share of UTR common stock, on the same terms, at an exercise price for TXN options determined by dividing the UTR exercise price by the Exchange
Ratio.
(3) The reporting person disclaims beneficial ownership of these securities.
(4) These options vest in four (4) equal annual installments; options vest upon a change in control of UTR.
SIGNATURE OF REPORTING PERSON
/s/ Allan R. Campbell
DATE
November 1, 1999